SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A
(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

COX COMMUNICATIONS, INC.

(Name of Subject Company)

COX COMMUNICATIONS, INC.

(Names of Persons Filing Statement)

CLASS A COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

224044 10 7
(CUSIP Number of Class of Securities)

Jimmy W. Hayes
Cox Communications, Inc.
1400 Lake Hearn Drive
Atlanta, Georgia 30319-1464
Telephone: (404) 843-5000
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of persons filing statement)

With copies to:

Peter S. Golden, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004-1980
Telephone: (212) 859-8000

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amendment No. 2 to Schedule 14D-9

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Original Schedule 14D-9”) initially filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2004 by Cox Communications, Inc., a Delaware corporation (“Cox”), as amended by Amendment No. 1 to Schedule 14D-9 (filed with the SEC on November 12, 2004) (the Original Schedule 14D-9, together with Amendment No. 1, is collectively referred to herein as the “Schedule 14D-9”). The 14D-9 and this Amendment No. 2 relates to the joint tender offer by Cox and Cox Holdings, Inc., a Delaware corporation (“Holdings”) and a wholly owned subsidiary of Cox Enterprises, Inc., a Delaware corporation (“Enterprises”), to purchase all of the issued and outstanding shares of Class A common stock, par value $1.00 per share, of Cox (the “Shares”) not owned by Cox DNS, Inc., a Delaware corporation and another wholly owned subsidiary of Enterprises, or Holdings, at a purchase price of $34.75 per Share, net to the holder in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 2004 (as amended from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments and/or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended and/or supplemented from time to time, the “Schedule TO”), of Cox, Holdings, CEI-M Corporation and Enterprises initially filed with the SEC on November 3, 2004. The Offer to Purchase and Letter of Transmittal were filed as Exhibits (a)(1)(A) and
(a)(1)(B), respectively, to the Original Schedule 14D-9. Capitalized terms used, but not otherwise defined, in this Amendment No. 2 shall have the meanings given in the Schedule 14D-9.

Item 2.   Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is amended by adding the following sentence to the third paragraph under the caption “Tender Offer” on page 1 immediately after the second sentence of such paragraph:

“The Schedule TO states that the principal executive offices of CEI-M Corporation are located at 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328 and the telephone number is (678) 645-0000.”

Item 4.   The Solicitation/Recommendation.

Item 4 of the Schedule 14D-9 is amended by the following amendments to sections “Background of the Offer”, “Reasons for the Recommendation of the Special Committee; Fairness of the Offer and Merger” and “Opinion of the Financial Advisor.”

1.	The second full paragraph on page 4 is amended by adding the following after the first sentence thereof:

“Enterprises’ executives regularly review opportunities in each of Enterprises’ businesses, and in early 2004, management reviewed strategic alternatives available in the cable, television, radio, newspaper and auto auction sectors, as well as investments in businesses related to Enterprises’ core operations. Opportunities for significant transactions were very limited, and in some sectors, non-existent. By comparison, Cox is a company that Enterprises knows well and did not present the integration risk associated with acquiring less familiar operations. Enterprises also believed that Cox could benefit as a private company by focusing on long-term objectives in an increasingly competitive environment. In addition, as trading prices of cable company stocks declined over the preceding year, Cox stock increasingly looked like an attractive investment. The strong balance sheet and liquidity position of both Enterprises and Cox enhanced the timing and feasibility of a transaction.”

2.	The second full paragraph on page 4 is further amended by adding the following at the end thereof:

“The other investment opportunities presented by Mr. Redella involved the potential acquisition of cable systems from Adelphia Communications Corp. In April 2004, Adelphia announced that it would pursue a dual-track process for emergence from Chapter 11 of the United States Bankruptcy Code that involved both a potential sale of the company and continued pursuit of a stand-alone reorganization. As no other comparable cable system operations were on the market, Mr. Redella used Cox stock as a comparative benchmark. Mr. Redella’s analysis compared a Cox stock buyback of approximately half the Shares not beneficially owned by Enterprises and all of such Shares, with the acquisition of Adelphia cable systems comprised of between 1.1 million and 2.2 million subscribers, respectively, using estimated EBITDA, imputed prices per subscriber and leverage required to complete each potential investment.”

3.	The fourth full paragraph on page 4 is amended by adding the following sentence after the first sentence thereof:

“The Lehman Brothers material was provided to Enterprises on June 25, 2004, and the Citigroup material was provided to Enterprises on June 29, 2004, prior to their meeting with Enterprises. For a more detailed description of these materials, see “Special Factors —Position of Enterprises and Holdings Regarding Fairness of the Offer and the Merger —Other Financial Analyses Performed by Citigroup and Lehman Brothers” in the Offer to Purchase.”

4.	The seventh full paragraph on page 4 is amended by adding the following cross-reference after the second sentence thereof:

“For a more detailed description of this presentation, see “Special Factors —Position of Enterprises and Holdings Regarding Fairness of the Offer and the Merger —Other Financial Analyses Performed by Citigroup and Lehman Brothers” in the Offer to Purchase.”

5.	The following sentence is added to the end of the last full paragraph on page 4:

“Mr. O’Leary generally discussed that Cox might be Enterprises’ most attractive investment opportunity, that the current environment of the capital markets made such an investment more feasible, and that Cox may operate more efficiently in the future as a private company instead of continuing as a public company.”

6.	The last full paragraph on page 5 is amended by inserting the following after the second sentence thereof:

“On August 2, Enterprises transmitted to the members of the Special Committee a draft of the resolutions to be adopted by the Cox Board to create the Special Committee. The draft resolutions provided for the creation of the Special Committee and extended to the Special Committee similar authority as that provided in the final resolutions described below, including a resolution that the Cox Board would not authorize or recommend any transaction involving Enterprises without the prior favorable recommendation of the Special Committee.”

7.	The fourth full paragraph on page 6 is amended by substituting the following for the second sentence thereof:

“The resolutions which were approved by the Special Committee delegated to the Special Committee the exclusive power and authority of the Cox Board with respect to the consideration, negotiation and authorization on behalf of Cox of the terms and conditions of any tender offer or merger involving Cox and Enterprises or any affiliate of Enterprises, including without limitation the exclusive authority: (1) to take any and all actions with respect to the consideration, deliberation, examination, investigation, analysis, assessment, evaluation, negotiation, rejection, endorsement, recommendation, approval and/or authorization of such a transaction; (2) to participate in structuring, negotiation and documentation of any proposed transaction directly with Enterprises and/or Cox’s management and counsel or advisors to each of them; (3) to act as “Independent Directors” for purposes of the Business Combination provisions of Cox’s certificate of incorporation; (4) to approve all documentation relating to such a transaction including a Schedule 14D-9 in the event the Special Committee approved the transaction; (5) to exercise the authority of the Cox Board under Section 203 of the DGCL; and (6) to determine whether the transaction is fair to, and in the best interests of, Cox and all its stockholders and to recommend to the full Cox Board what action, if any, should be taken with respect to the transaction. The resolutions also gave the Special Committee the authority to review, analyze, evaluate, monitor and exercise general oversight over all proceedings and activities of Cox related to any proposed transaction with Enterprises, authorized the Special Committee to retain its own independent financial and legal advisors and provided that the Cox Board would not authorize or recommend for approval by Cox’s stockholders any proposed transaction with Enterprises or any of its affiliates without a prior favorable recommendation of such proposed transaction by the Special Committee.”

8.	The fourth full paragraph on page 6 is amended by adding the following as the last sentence thereof:

“On August 20, the Cox Board by unanimous written consent approved the resolutions creating and authorizing the Special Committee.”

9.	The seventh full paragraph on page 6 is amended and restated in its entirety as follows:

“The Special Committee held a meeting with Goldman Sachs and Fried Frank on August 18. Goldman Sachs discussed its proposed due diligence review of Cox and recent trading activity in the Shares, including historical stock trading information regarding the price of Shares and changes in the price of Shares since the announcement of Enterprises’ proposal.”

10.	The following paragraph is added after the seventh full paragraph on page 6:

“On August 20, Dow Lohnes transmitted to Fried Frank a draft of the Merger Agreement for consideration by the Special Committee and its advisors. The draft Merger Agreement provided for the first step in the transaction to consist of a joint tender offer by Enterprises and Cox for the Cox common stock held by all Cox stockholders other than Enterprises and its subsidiaries, because it was Enterprises’ belief that if the terms of a transaction were agreed to, the joint tender would provide an efficient and expeditious way to transfer consideration to all the Cox stockholders who were interested in selling their Cox common stock.”

11.	The fifth paragraph on page 7 is amended and restated in its entirety as follows:

“After the meeting with Enterprises, the Special Committee met with its legal and financial advisors. Goldman Sachs reviewed: (a) certain historical stock trading information regarding the price of Shares, trading volume and changes in the price of Shares since the announcement of Enterprises’ proposal and the volume of Shares that traded at different prices over various periods and a comparison of the price of Shares to the prices of shares of other cable companies and certain indexes over various periods, (b) “sellside” research valuation reports regarding Cox and the cable industry in general, including historical forward trading EBITDA multiples, various operating ratios, free cash flows and historical trading multiples, (c) a comparison of information regarding Cox’s subscribers, subscriber growth and penetration rates, revenues per subscriber and revenue growth rates, and EBITDA and capital expenditure information to information for Comcast, TimeWarner Cable, Cablevision, Adelphia and Charter and (d) summary information about selected minority buyout transactions. The representatives of Goldman Sachs also compared Cox’s 2003 long range plan to sellside research estimates, reviewed the composition of Cox’s shareholder base and provided a preliminary analysis of Cox’s debt capacity. Legal counsel reviewed the draft merger agreement provided by counsel to Enterprises earlier in the week and possible responses to be made at an appropriate time.”

12.	The ninth paragraph on page 7 is amended and restated in its entirety as follows:

“On September 15, the Special Committee met with its financial and legal advisors. Representatives of Goldman Sachs reviewed: (a) certain historical stock trading information regarding the price of Shares, trading volume and changes in the price of Shares since the announcement of Enterprises’ proposal and the volume of Shares that traded at different prices over various periods and a comparison of the price of Shares to the prices of shares of other cable companies and certain indexes over various periods, and (b) a comparison of information regarding Cox’s subscribers, subscriber growth and penetration rates, revenues per subscriber and revenue growth rates, EBITDA, capital expenditure information and implied 2004 subscriber valuation to information for Comcast, Cablevision, Charter, TimeWarner Cable, Insight and Mediacom. Goldman Sachs also reviewed the composition of Cox’s shareholder base and certain preliminary analyses of Cox, including analysis of implied premia, a comparison of the price of common stock and certain multiples of Cox with those of Cablevision, Charter, Comcast, Insight and Mediacom, discounted cash flow analysis, sum of the parts analysis, future stock price analysis, theoretical internal rate of return and leveraged repurchase analyses and precedent minority buyout analysis. Goldman Sachs also reviewed the implications of Share repurchases and increases in the dividends paid by Cox. In addition, the representatives of Goldman Sachs compared Cox’s revised long range plan to sellside research estimates. The Special Committee was advised that these analyses were subject to revision because Goldman Sachs had not yet completed its due diligence review of Cox.”

13.	The fifth full paragraph on page 8 is amended and restated in its entirety as follows:

“On September 23, the Special Committee met with representatives of Goldman Sachs and Fried Frank in order to formulate an initial response to the Enterprises proposal. At this meeting, Goldman Sachs reviewed: (a) certain historical stock trading information regarding the price of Shares, trading volume and changes in the price of Shares since the announcement of Enterprises’ proposal and the volume of Shares that traded at different prices over various periods and a comparison of the price of Shares to the prices of shares of other cable companies and certain indexes over various periods, and (b) a comparison of information regarding Cox’s subscribers, subscriber growth and penetration rates, revenues per subscriber and revenue growth rates, EBITDA and capital expenditure information to information for Adelphia, Comcast, Cablevision, Charter, TimeWarner Cable, Insight and Mediacom. The representatives of Goldman Sachs reviewed further revised preliminary analyses of Cox, including analysis of implied premia, a comparison of the price of common stock and certain multiples of Cox with those of Adelphia, Cablevision, Charter, Comcast, Insight and Mediacom, discounted cash flow analysis, sum of the parts analysis, future stock price analysis, theoretical internal rate of return and leveraged repurchase analyses and precedent minority buyout analysis. In addition, the representatives of Goldman Sachs compared Cox’s revised long range plan to sellside research estimates. Goldman Sachs also reviewed Cox’s debt capacity, the preliminary valuation of Discovery and the implications of Share repurchases and increases in the dividends paid by Cox. Goldman Sachs also discussed a draft document to be presented to Citigroup and Lehman Brothers at a meeting to be scheduled for the week of September 27. This draft document was prepared for purposes of initiating negotiations with Enterprises and its advisors. As a negotiating tactic, the Special Committee felt it was important to highlight positive factors influencing the valuation of Cox. As such, this draft document was intended to indicate an aggressive view of value in response to the Enterprises proposal of $32 per Share. After discussion, it was agreed that this draft negotiating presentation would be revised and again reviewed by the Special Committee.”

14.	The paragraph that begins at the bottom of page 9 continuing on to page 10 is amended by adding the following cross-reference after the second sentence thereof:

“For a more detailed description of the presentation by Citigroup and Lehman Brothers to Goldman Sachs, see “Special Factors —Position of Enterprises and Holdings Regarding Fairness of the Offer and the Merger — Other Financial Analyses Performed by Citigroup and Lehman Brothers” in the Offer to Purchase.”

15.	The paragraph under “Reasons for the Recommendation of the Special Committee; Fairness of the Offer and Merger” on page 13 is amended by adding the following paragraph immediately after the caption to the section entitled “Reasons for the Recommendation of the Special Committee; Fairness of the Offer and Merger”:

“As part of the formation of the Special Committee, the Cox Board delegated to the Special Committee the exclusive power and authority of the Cox Board with respect to the consideration, negotiation, authorization, evaluation and recommendation on behalf of Cox of the terms and conditions of any tender offer, merger or other business combination involving Cox and Enterprises, including exclusive authority on behalf of Cox to determine whether the transaction is fair to Cox and its stockholders. As a result, Cox and the Cox Board have adopted the Special Committee’s analysis of the Offer, the Merger and the Merger Agreement. The material factors considered by the Special Committee in making its recommendation and determining that the Offer, the Merger and the Merger Agreement are advisable, fair and in the best interest of Cox and its stockholders (other than Enterprises and its affiliates) are:”

16.	The paragraph in the middle of page 15 captioned “Discovery” is amended by adding the following sentence to the end thereof:

“The Special Committee took into account these factors and the potential negative impact that they could have on the value of Cox’s investment in Discovery.”

17.	The paragraph on page 17 under the caption “Reasons for the Recommendation of the Special Committee; Fairness of the Offer and Merger—Matters Not Considered” is amended by adding the following sentence to the end thereof:

“The Special Committee did not believe an analysis of the book value of Cox was material to the consideration of the Offer, the Merger and the Merger Agreement, and book value was not among the factors considered by the Special Committee.”

18.	The second full paragraph on page 19 is amended and restated in its entirety as follows:

“Cable Multiples Analysis. Goldman Sachs calculated the enterprise value of Cox as $28.785 billion, based on a $34.75 per Share value and information in SEC filings by Cox, and then adjusted this enterprise value down to $23.984 billion as an assumed enterprise value for Cox’s cable business by backing out an assumed value for Discovery and Cox Business Services. For purposes of this adjustment, Goldman Sachs applied 14.0x and 6.0x multiples to Discovery management’s and Cox management’s estimated 2005 earnings before interest, taxes, depreciation and amortization, or EBITDA, for Discovery of $1.093 billion and Cox Business Services of $0.272 billion, respectively, to arrive at a value of $3.166 billion for Cox’s 24.9% equity interest in Discovery and $1.635 billion for Cox Business Services. Goldman Sachs then determined the following multiples, ratios and per cable subscriber values based on this enterprise value for Cox’s cable business and on Cox management’s estimates of revenues, EBITDA and basic cable subscribers contained in Cox’s revised long range plan. The following table presents the results of this analysis:”

19.	The first full paragraph on page 21 is amended by adding “Discovery management’s and” after “multiples to,” and by adding “respectively” after “2005 EBITDA for” all in the second sentence thereof.

20.	The third full paragraph on page 23 is amended by adding “Discovery management’s and” after “multiples applied to” and by adding “respectively” after “2005 EBITDA for” all in the sixth sentence thereof.

21.	The paragraph captioned “Future Stock Price Trading Analysis” on page 24 is amended by adding “Discovery management’s and” after “multiples applied to” and by adding “respectively” after “2005 EBITDA for” all in the third sentence thereof.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is amended by amending and restating Exhibit No. (a)(1)(A) as follows:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 3, 2004 as amended from time to time (incorporated by reference to Exhibit
(a)(1)(A) to the Schedule TO of Cox Holdings, Inc., Cox Communications, Inc., and Cox Enterprises, Inc. filed on November 3, 2004 (“Schedule TO”) as amended from time to time).

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2004

COX COMMUNICATIONS, INC.
By:	/s/ Jimmy W. Hayes
	Name:	Jimmy W. Hayes
	Title:	Executive Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 3, 2004 as amended from time to time (incorporated by reference to Exhibit
(a)(1)(A) to the Schedule TO of Cox Holdings, Inc., Cox Communications, Inc., and Cox Enterprises, Inc. filed on November 3, 2004 (“Schedule TO”) as amended from time to time).